SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Spongetech Delivery Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

849109103

(CUSIP Number)

Eric S. Wagner, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 7, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 849109103

1	NAME OF REPORTING PERSON Pike Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,747,139
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,747,139
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,747,139
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 849109103

1	NAME OF REPORTING PERSON Pike Capital Partners (QP), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 134,252,861
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 134,252,861
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,252,861
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 849109103

1	NAME OF REPORTING PERSON Pike Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 160,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 160,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.1%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 849109103

1	NAME OF REPORTING PERSON Daniel W. Pike
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 160,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 160,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.1%
14	TYPE OF REPORTING PERSON IN

This statement is filed with respect to the shares of the common stock, having par value $0.001 per share, (“Common Stock”) of Spongetech Delivery Systems, Inc. (“Issuer”), beneficially owned by the Reporting Persons (as defined below) as of January 7, 2010 and amends and supplements the Schedule 13D filed on December 24, 2009 (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D are (collectively, the “Reporting Persons”):

•	Pike Capital Partners, LP (the “LP Fund”);
•	Pike Capital Partners (QP), LP (the “QP Fund”);
•	Pike Capital Management LLC (“Pike Management”); and
•	Daniel W. Pike.
Item 3.	Source and Amount of Funds or Other Consideration

The source and amount of funds used by the LP Fund in making its purchases of the shares of Common Stock beneficially owned it by the Reporting Persons are set forth below:

SOURCE OF FUNDS	AMOUNT OF FUNDS
Working Capital	$2,350,681

The source and amount of funds used by the QP Fund in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS	AMOUNT OF FUNDS
Working Capital	$14,107,606

Although the above securities were acquired with working capital, the funds may have also used margin account borrowings made in the ordinary course of business, although neither fund can determine whether any funds allocated to purchase the shares of Common Stock were obtained from any margin account borrowings.

Item 5.	Interest in Securities of the Issuer
(a)	The Reporting Persons beneficially own:

(i) Collectively, the Reporting Persons beneficially own 160,000,000 representing 22.1% of the outstanding shares of Common Stock.

(ii) The LP Fund individually beneficially owns 25,747,139 shares of Common Stock representing 3.6% of the outstanding shares of Common Stock.

(iii) The QP Fund individually beneficially owns 134,252,861 shares of Common Stock representing 18.6% of the outstanding shares of Common Stock.

(iv) PCM, as the general partner of the LP Fund and QP Fund, may be deemed to beneficially own the 160,000,000 shares of Common Stock held by them representing 22.1% of the outstanding shares of Common Stock.

(v) Mr. Pike may be deemed to be the beneficial owner of the 160,000,000 shares of Common Stock beneficially owned by PCM representing 22.1% of the outstanding shares of Common Stock.

(b)        The LP Fund, PCM and Mr. Pike have shared power to (i) vote or direct the vote of, and (ii) dispose or direct the disposition of, the 25,747,139 shares of Common Stock held by the LP Fund.

The QP Fund, PCM and Mr. Pike have shared power to (i) vote or direct the vote of, and (ii) dispose or direct the disposition of, the 134,252,861 shares of Common Stock held by the QP Fund.

(c). A list of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days is attached as Appendix I. No other transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days other than those previously reported on this Schedule 13D.

(d). N/A

(e). N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2010

PIKE CAPITAL PARTNERS, LP
By: Pike Capital Management LLC, General Partner

By: /s/ Kevin R. Arps
Kevin R. Arps, Chief Financial Officer

PIKE CAPITAL PARTNERS (QP), LP
By: Pike Capital Management LLC, as General Partner

By: /s/ Kevin R. Arps
Kevin R. Arps, Chief Financial Officer

PIKE CAPITAL MANAGEMENT LLC

By: /s/ Kevin R. Arps
Kevin R. Arps, Chief Financial Officer

/s/ Kevin R. Arps
Kevin R. Arps, as Attorney-in-Fact for Daniel W. Pike

APPENDIX I

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS*

The following transactions were effected by the LP Fund during the past sixty (60) days on the open market:

Date	Security	Approx. Price per Share (excl. of commissions)	Amount of Shs. Bought (Sold)
1/06/10	Common	$0.040	388,800
1/06/10	Common	$0.039	112,000
1/06/10	Common	$0.037	208,000
1/07/10	Common	$0.040	1,621,089

The following transactions were effected by the QP Fund during the past sixty (60) days on the open market:

Date	Security	Approx. Price per Share (excl. of commissions)	Amount of Shs. Bought (Sold)
1/06/10	Common	$0.040	2,041,200
1/06/10	Common	$0.039	588,000
1/06/10	Common	$0.037	1,092,000
1/07/10	Common	$0.040	8,378,911

*Transactions effected during the past sixty days that were previously reported on this Schedule 13D have not been included.

POWER OF ATTORNEY

The undersigned hereby makes, constitutes and appoints Kevin R. Arps as the undersigned’s true and lawful authorized representative, attorney-in-fact and agent, each with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

The undersigned also hereby grants to such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned’s responsibilities to comply with Section 16 or Section 13 or any other provision of the 1934 Act or the rules promulgated thereunder.

This Power of Attorney shall remain in full force and effect until earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of June 18, 2007.

/s/ Daniel W. Pike

Daniel W. Pike

ACKNOWLEDGEMENT IN NEW YORK STATE

STATE OF NEW YORK, COUNTY OF NEW YORK ss.:

On June 18, 2007, before me, the undersigned personally appeared, Daniel W. Pike, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Matthew M. Dell Orfano

Matthew M. Dell Orfano

(signature and office of individual taking acknowledgement)

[Notary Stamp and Seal]